K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

April 26, 2017

VIA EDGAR

Ms. Lauren Hamill

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	GuideStone Funds (File Nos. 333-53432 and 811-10263)

Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Ms. Hamill:

The following are responses to the comments that we received from you by telephone on April 17, 2017 regarding Post-Effective Amendment No. 66 (“PEA 66”) to the Registration Statement on Form N-1A for GuideStone Funds (“Registrant” or “Funds”) that was filed with the Securities and Exchange Commission (“SEC”) on February 28, 2017. Your comments and the Registrant’s responses are set forth below. Defined terms used below have the same meanings as in the Funds’ prospectus included in PEA 66.

The changes to the Funds’ prospectus, as described below, will be included in Post-Effective Amendment No. 68 to the Registrant’s Registration Statement, to be filed on April 27, 2017.

Prospectus

1.

Please revise the heading and line item in each Fund’s fee table, which currently read “Annual Operating Expenses” and “Total annual operating expenses,” to read “Annual Fund Operating Expenses” and “Total annual fund operating expenses,” respectively, to conform to the requirements in Item 3 of Form N-1A.

The Registrant has revised each Fund’s fee table accordingly.

2.

With respect to Funds that have an expense limitation arrangement reflected in the fee table, the footnote to the fee table states “If expenses fall below the levels noted above within three years after the Adviser has made such a waiver or reimbursement, the Fund may repay the Adviser so long as the repayment does not cause the Fund to exceed its expense limitation during the year in which the

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repayment is made and the expense limitation in place during the year in which the waivers were originally incurred.” Please indicate that the recoupment is limited to the lesser of (1) the expense cap in effect at the time of waiver and (2) the expense cap in effect at the time of recapture.

The Registrant has made the requested change to the disclosure as shown below:

“The Adviser has agreed to waive fees and/or reimburse expenses to the extent needed to limit direct Fund operating expenses to 0.20% for the Institutional Class and 0.40% for the Investor Class (excluding interest, taxes, brokerage commissions, extraordinary expenses, acquired ~~F~~fund fees and expenses and expenses incurred in connection with the short sales of securities). This contractual waiver and reimbursement applies to direct Fund operating expenses only and, should it be needed, will remain in place until April 30, 2018. The Adviser and/or its affiliates have also agreed to waive shareholder service fees attributable to the Fund’s investment in the Global Natural Resources Equity Fund through April 30, 2018. If expenses fall below the levels noted above within three years after the Adviser has made such a waiver or reimbursement, the Fund may repay the Adviser so long as the repayment does not cause the Fund to exceed its expense limitation in place during the year in which the waiver or reimbursement was originally incurred, or the Fund’s expense limitation at the time of repayment, whichever is lower. ~~repayment is made and the expense limitation in place during the year in which the waivers were originally incurred.~~ This contractual waiver and reimbursement can only be terminated by the Board of Trustees of GuideStone Funds.”

3.

In the prospectus summary of the MyDestination 2015 Fund, footnote 2 to the fee table (page 4) says: “The expense information in the table has been restated to reflect current estimated amounts for the current fiscal year.” Please provide an explanation for restating the expense information in the fee table with respect to each Fund for which fees have been restated.

Expense information in the table for each Target Date Fund and each Asset Allocation Fund has been restated to reflect changes in the allocations to the underlying funds in which its invest and changes in the allocations to the underlying funds. Fee information for certain Select Funds has been restated to reflect a decrease in the management fee.

4.

For all applicable Funds, please supplementally confirm that any waiver is reflected in the expense example only for the period during which the Fund is bound by the contractual arrangement (i.e., only for the first year).

The Registrant supplementally confirms that for each Fund that reflects a fee waiver in its expense table, the waiver is reflected in the Expense Example only in the one year example and in the first year of the three, five and ten year examples.

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5.	With respect to the Target Date Funds, please consider whether it would be helpful to disclose in the prospectus information about the underlying funds in which the Target Date Funds can invest.

The Registrant has incorporated this information into the prospectus in the section titled “Additional Information Regarding the Funds.”

6.

In the fourth bullet under “Principal Investment Strategies” in the prospectus summary for MyDestination 2015 Fund (page 5), please disclose what happens to the allocations of the Fund 12 years after the Fund’s Target Date (e.g., a merger with the Conservative Allocation Fund).

The prospectus summary states that “12 years after its Target Date . . . [the Fund’s] allocation to stocks will remain fixed at approximately 36% of its assets and the majority of the remainder will be invested in bonds, with allocations to real assets and alternative investments.” The bullet following this disclosure provides additional information about the asset classes in with the Fund may invest. The Registrant respectfully submits that no further revisions are necessary.

7.

In the fifth bullet under “Principal Investment Strategies” in the prospectus summary for MyDestination 2015 Fund (page 5), please consider utilizing sub-bullet points in order to improve the readability of the disclosure.

The Registrant has revised the paragraph accordingly in each Target Date Fund’s summary prospectus.

8.

In the fifth bullet under “Principal Investment Strategies” in the prospectus summary for MyDestination 2015 Fund (page 5), the Registrant discloses that the Fund may invest in equity securities of emerging markets. Please disclose how the Adviser determines what is considered an “emerging market” country (e.g., a country included in an index or some other methodology).

The Registrant notes that a description of “emerging markets” appears in the “Glossary” section of the prospectus. Accordingly, the Registrant respectfully submits that further revisions are not necessary.

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9.

In the fifth bullet under “Principal Investment Strategies” in the prospectus summary for MyDestination 2015 Fund (page 5), subpart (4) to the fifth bullet states that the asset classes in which the Fund may invest through the Select Funds include “alternative investments (such as short sales of stocks, equity index options, forward currency exchange contracts, equity swap agreements and other derivative instruments.)” To the extent possible, please specifically identify the derivative instruments in which the Fund will invest.

The Registrant has identified the derivative instruments in which the Fund will invest (through its investments in the Select Funds) as a principal strategy. The Registrant respectfully submits that no further revisions are necessary.

10.

In the fourth bullet under “Principal Investment Risks” in the prospectus summary for MyDestination 2015 Fund (page 6), which describes derivatives risk, “correlation risk” is mentioned in the first sentence of the bullet, but it is not defined. Please provide a description of correlation risk.

The Registrant has revised this risk factor to remove the reference to “correlation risk” and to instead disclose that “[t]here may be imperfect correlation between a derivative and the reference instrument underlying the derivative.”

11.

The fourth bullet under “Principal Investment Risks” in the prospectus summary for MyDestination 2015 Fund (page 6), which describes derivatives risk, states: “The use of certain derivatives by the underlying Select Funds may also have a leveraging effect which may increase the volatility of the Fund and may reduce its returns.” Please include an example of what types of derivatives would have a leveraging effect by way of a parenthetical or otherwise.

The Registrant has revised the risk factor to clarify that “[d]erivatives may be leveraged so that small changes in the value of the underlying instruments may produce disproportionate losses to the Fund.” In addition, the section in the statutory prospectus titled “Additional Investment and Risk Information” has been revised to include additional risk disclosure about the derivatives in which the Funds may invest.

12.

Except for the MyDestination 2015 Fund, the Target Date Funds include small-capitalization company risk. Please consider whether the small-capitalization company risk factor should be included in the “Principal Investment Risks” section of the MyDestination 2015 Fund.

The Registrant has removed the risk disclosure relating to investments in small-capitalization companies from the “Principal Investment Risks” section of the MyDestination 2015 Fund and the MyDestination 2025 Fund, as the investment allocations for those Funds do not warrant including that risk disclosure as a principal investment risk.

13.	Previously, the Conservative Allocation Fund included a secured loan risk factor in its “Principal Investment Risks” section. Please confirm the deletion of this risk factor.

The Registrant confirms that this risk factor has been removed as a principal investment risk of the Fund, because the Fund no longer invests in loans as a principal strategy (through the Select Funds or otherwise.)

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14.

The seventh bullet under “Principal Investment Risks” in the prospectus summary of the Conservative Allocation Fund (page 26) states: “Because the Fund owns a Select Fund that invests in natural resources companies . . .” Please include this risk factor for any Fund that invests in natural resources companies or in Select Funds that invest in natural resources companies.

This risk factor is included with respect to each Asset Allocation Fund, except the Aggressive Allocation Fund, and the Global Natural Resources Equity Fund, each of which may invest in natural resources companies as a principal strategy.

15.

On page 42, footnote 1 to the fee table for the Low-Duration Bond Fund says: “The Adviser and/or its affiliates have agreed to waive shareholder service fees attributable to the Fund’s investment of cash balances in the Money Market Fund through April 30, 2018.” Please confirm whether the waiver is reflected in the Expense Example.

The Registrant confirms that the waiver of the shareholder service fees attributable to the Fund’s investment of cash balances in the Money Market Fund through April 30, 2018 is reflected in the Expense Example in the one year example and in the first year of the three, five and ten year examples.

16.

The seventh bullet under “Principal Investment Strategies” in the prospectus summary of the Low-Duration Bond Fund (page 43) discloses that the Fund may invest in certain derivatives. Please consider adding specific risk disclosure about the types of derivatives in which the Fund invests, as appropriate.

The Registrant has revised the derivatives risk factor in the Fund’s prospectus summary to include enhanced risk disclosure about derivatives investments. In addition, the section in the statutory prospectus titled “Additional Investment and Risk Information” has been revised to include additional risk disclosure about the types of derivatives in which the Fund may invest.

17.

The seventh bullet under “Principal Investment Strategies” in the prospectus summary of the Low-Duration Bond Fund (page 43) discloses that the Fund may use credit default swaps. Please confirm supplementally that if the Fund writes credit default swaps, it will segregate the full notional value of the swap to cover its obligation.

The Registrant confirms supplementally that if a Fund will write credit default swaps, it will segregate assets to cover the full notional amount of such obligation.

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18.

The third bullet under “Principal Investment Risks” in the prospectus summary of the Low-Duration Bond Fund (page 44) discloses that the Fund is subject to risks associated with investments in mortgage-backed and asset-backed securities. To the extent that a Fund invests in mortgage-backed and/or asset-backed securities as a principal investment strategy, please include a separate risk factor.

The Registrant has revised the prospectus summary for each applicable Fund to include a separate risk factor regarding investments in mortgage- and asset-backed securities.

19.

The fourth bullet under “Principal Investment Strategies” in the prospectus summary of the Defensive Market Strategies Fund (page 63) discloses that the Long-Only component of the Defensive Market Strategies Fund invests in dividend paying stocks. Please include “distribution risk” for any Fund that invests in dividend paying stocks as a principal strategy.

The Registrant has revised the prospectus to include the following risk disclosure regarding investments in dividend-paying stocks where applicable:

“There is no guarantee that the companies in which the Fund invests will declare dividends in the future or that dividends, if declared, will remain at current levels or increase over time.”

20.

The last sentence of the Long-Only Equity Strategy paragraph under “Principal Investment Strategies” in the prospectus summary of the Defensive Market Strategies Fund (page 63) states: “The Fund may also invest in preferred stocks and real estate investment trusts (“REITs”) and other real estate related companies.” Please provide an explanation of how the Fund defines “other real estate related companies.” For example, page 71 includes a definition used by the Global Real Estate Fund. If it is the same definition, consider using this explanation; if not, please define the term as appropriate.

The Registrant has made the requested change. The last sentence of the Long-Only Equity Strategy paragraph under “Principal Investment Strategies” in the prospectus summary of the Defensive Market Strategies Fund has been revised as follows: “The Fund may also invest in preferred stocks and real estate investment trusts (“REITs”) and other real estate related companies (companies that derive their revenue from, or have their assets in, real estate, including the ownership, construction, management or sale of real estate).”

21.

The sixth bullet under “Principal Investment Strategies” in the prospectus summary of the Defensive Market Strategies Fund (page 63) discloses that “The Fund may establish short positions in stocks of companies with a market value of up to 30% of its assets pursuant to this strategy.” Please confirm that this amount refers to the Fund’s assets.

The Registrant confirms that this amount refers to the Fund’s assets.

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22.

The seventh bullet under “Principal Investment Strategies” in the prospectus summary of the Defensive Market Strategies Fund (page 63) refers to the Fund’s strategy of writing options that are “significantly ‘out of the money.’” To the extent possible, please elaborate on how the sub-adviser determines what is “significantly out of the money” (i.e., how far below the index price the exercise price would need to be before exercise or any other objective criteria).

The Registrant has revised the referenced disclosure as follows:

“The Options Equity Strategy seeks to capture potential value embedded in the pricing of equity index options (i.e., the expected difference between the exercise price of the option and the current market price of the index), while holding a portfolio that has lower volatility than the broader U.S. equity markets. The strategy involves the Fund writing cash settled put and call options on a stock index that are significantly “out of the money,” and fully covering those written put and call options with a mixture of U.S. Treasury Bills and a portfolio of stocks that collectively has characteristics similar to the broader U.S. equity market. The Sub-Adviser determines whether an option is significantly “out of the money” based on the probability that it will expire worthless based on implied market pricing.”

23.	Please add disclosure regarding the Registrant’s socially responsible investment policy to the “Principal Investment Strategies” section of each Fund in addition to the disclosure on page 103.

Each Fund’s prospectus summary has been revised to include disclosure regarding the Registrant’s socially responsible investment policy in the “Principal Investment Strategies” section, as follows:

“The Fund and the Select Funds may not invest in any company that is publicly recognized, as determined by GuideStone Financial Resources of the Southern Baptist Convention (“GuideStone Financial Resources”), as being in the alcohol, tobacco, gambling, pornography or abortion industries, or any company whose products, services or activities are publicly recognized as being incompatible with the moral and ethical posture of GuideStone Financial Resources. The Fund and the Select Funds may not be able to take advantage of certain investment opportunities due to these restrictions.”

24.

Please provide an explanation of the principal reasons why the Adviser replaced Northern Trust Investments, Inc. with Legal & General Investment Management America, Inc. as Sub-Adviser to Equity Index Fund, Value Equity Fund, International Equity Index Fund and Global Natural Resources Equity Fund.

The Registrant notes that a discussion of the appointment of Legal & General Investment Management America, Inc. (“LGIMA”), to manage the referenced Funds (or portions thereof) and the termination of sub-advisory agreements on behalf of each Fund with Northern Trust Investments, Inc. is included in an information statement filed by the

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Registrant on August 12, 2016 and previously provided to shareholders. As noted in the information statement, the Adviser’s recommendation to hire LGIMA was based on its analysis of each Fund’s investment objective and, with respect to the Value Equity Fund and the Global Natural Resources Equity Fund, the structure of the Fund’s underlying sub-adviser composite. The Adviser’s recommendation was intended to maintain each Fund’s current risk profile and investment characteristics, to enhance the investment services provided to each Fund and to improve each Fund’s return potential. A discussion of the factors considered by the GuideStone Funds’ Board of Trustees in evaluating the Adviser’s recommendation is also included in the information statement and in the Registrant’s annual report to shareholders for the fiscal year ended December 31, 2016.

25.

For the Global Real Estate Securities Fund, the fourth bullet under “Principal Investment Risks” (page 71) says: “The Fund may at times be more concentrated in particular sub-sectors of the real estate industry, such as apartments, retail, hotels, offices, industrial, health care and others. As such, its performance would be especially sensitive to developments that significantly affect those businesses.” Please provide disclosure regarding the concentration in sub-sectors in the “Principal Investment Strategies” section.

The “Principal Investment Strategies” section in the Fund’s summary prospectus has been revised to include the following disclosure: “Depending on market conditions, the Fund may at times be more concentrated in particular sub-sectors of the real estate industry, such as apartments, retail, hotels, offices, industrial, health care and others.”

26.

For the Global Real Estate Securities Fund, the seventh bullet under “Principal Investment Risks” (page 71) says: “Some of the REITs and other real estate related company securities in which the Fund invests may be preferred stock that receives preference in the payment of dividends. Convertible preferred stock is exchangeable for common stock and may therefore be more volatile.” Please include preferred and convertible stock disclosure in the “Principal Investment Strategies” section.

The third bullet point under the “Principal Investment Strategies” section in the Fund’s summary prospectus has been revised to include the following disclosure: “Equity securities in which the Fund may invest include preferred stock and convertible preferred stock.”

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27.

For the Global Real Estate Securities Fund, the eighth bullet under “Principal Investment Risks” (page 71) discusses small-capitalization company risk. Currently, the “Principal Investment Strategies” section does not disclose that the Fund can invest in real estate companies of any size or market capitalization. If that is the case, please disclose this in the “Principal Investment Strategies” section.

The “Principal Investment Strategies” section in the Fund’s summary prospectus has been revised to include the following disclosure: “The Fund may invest in REITs and other real estate related companies of any size.”

28.

For the Growth Equity Fund, the third bullet in the “Principal Investment Risks” section includes sector risk. Please disclose the ability of the Fund to focus or emphasize its investments in particular sectors in the “Principal Investment Strategies” section.

The “Principal Investment Strategies” section in the Fund’s summary prospectus has been revised to include the following disclosure: “In pursuing its investment strategy, the Fund may at times focus its investments in one or a few particular economic sectors.”

29.

For the Small Cap Equity Fund, the sixth bullet under the “Principal Investment Risks” section (page 82) says that the Fund may invest in initial public offerings (“IPOs”). If true, please discuss investments in IPOs in the “Principal Investment Strategies” section.

The “Principal Investment Strategies” section in the Fund’s summary prospectus has been revised to disclose that the Fund may invest in initial public offerings.

30.	For the International Equity Index Fund, the Fund’s underlying index is the MSCI EAFE Index. Please write out what the acronym “EAFE” stands for in a parenthetical.

The Fund’s prospectus summary has been revised to indicate that the EAFE acronym stands for Europe, Australasia and Far East by defining “EAFE” in the Fund’s “Investment Objective,” as shown below:

“The International Equity Index Fund seeks to provide investment results approximating the aggregate price and dividend performance of the securities included in the MSCI Europe, Australasia and Far East Index (“MSCI EAFE® Index”).”

31.

For the Global Natural Resources Equity Fund, the “Principal Investment Strategies” section (page 98) says that the Fund may invest up to 5% of its net assets in securities issued by other investment companies, including exchange-traded funds (“ETFs”). Please consider whether this is a principal risk of investing in the Fund. If so, please include a risk factor in the “Principal Investment Risks” section.

The Registrant notes that the “Principal Investment Risks” section of the Fund’s prospectus summary includes risk disclosure about investing in other investment companies. The Fund has revised the disclosure as follows:

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“The Fund’s investment in another investment company (including an ETF) may subject the Fund indirectly to the underlying risks of the investment company. The Fund also will bear it share of the underlying investment company’s fees and expenses, which are in addition to the Fund’s own fees and expenses.”

32.

The tenth bullet under “Principal Investment Risks” in the prospectus summary for the Global Natural Resources Equity Fund (page 99) indicates that the Fund can invest in private investment in public equity offerings (“PIPEs”). Please consider adding disclosure to the “Principal Investment Strategies” section about investing in PIPEs.

The Fund’s prospectus summary has been revised to include the following disclosure in the “Principal Investment Strategies” section: “The Fund’s investments may include privately placed and restricted equity securities, such as private investments in public equity (“PIPEs”).”

33.

For each Fund, please add disclosure regarding GuideStone Financial Resource’s control of the shares of the Trust (and therefore, control of key decision-making) as a separate risk factor in the “Principal Investment Risks” section.

The following risk factor has been incorporated into the “Principal Investment Risks” section in each Fund’s prospectus summary: “In accordance with GuideStone Funds’ governing documents, GuideStone Financial Resources of the Southern Baptist Convention will, at all times, directly or indirectly control the vote of at least 60% of the outstanding shares of GuideStone Funds. This means that GuideStone Financial Resources will control the vote on any matter that requires the approval of a majority of the outstanding shares of GuideStone Funds.”

34.	Under “Additional Investment & Risk Information” on page 104, please revise the “Additional Interest Rate Risk” caption to read “Interest Rate Risk.”

The Registrant has made the requested change.

35.

The section “Minimum Account Size” (page 125) provides that, for Investor Class Accounts: “The Fund reserves the right to close your account and redeem your shares if the value of your account falls below $1,000 . . .”; for Institutional Class accounts it provides that “The Fund reserves the right to close your account and redeem your shares, if the value of your account falls below $1,000,000 . . .” Please disclose that redemption of small accounts would cause a taxable event for shareholders.

The Registrant has made the requested change by adding the following disclosure to this section: “A redemption of a Fund’s shares is a taxable transaction on which you may recognize a gain or loss, unless you held the shares through a tax-deferred account.”

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36.	Please include the Registrant’s Investment Company Act file number on the back cover of the prospectus per Item 1(b) of Form N-1A.

The Registrant has made the requested change.

Statement of Additional Information

37.	On page 67, in the “Code of Ethics” section, please disclose per Item 17(e) of Form N-1A whether the principal underwriter also has adopted a code of ethics.

The “Code of Ethics” section has been revised to disclose that the Registrant’s principal underwriter has adopted a code of ethics.

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9082.

Sincerely,

/s/ Fatima S. Sulaiman

Fatima S. Sulaiman

cc:	Melanie Childers
GuideStone Capital Management, LLC

Matt Wolfe
GuideStone Capital Management, LLC